UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

SILICON IMAGE, INC.
(Name of Issuer)
COMMON STOCK, $0.001 PAR VALUE PER SHARE
(Title of Class of Securities)
82705T102
(CUSIP Number)
January 24, 2013
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

[   ] Rule 13d-1(b)
[X] Rule 13d-1(c)
[   ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 82705T102

(1)	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only):

Harvey Partners, LLC
20-3760303

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)	(a)
(b)

(3)	SEC Use Only

(4)	Citizenship or Place of Organization: Delaware, United States

Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Power:	4,249,500*
	(6) Shared Voting Power:	0*
	(7) Sole Dispositive Power:	4,249,500*
	(8) Shared Dispositive Power:	0*

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,249,500*

(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions):

(11)	Percent of Class Represented by Amount in Row (9): 5.46%**

(12)	Type of Reporting Person (See Instructions): IA

*As of January 24, 2013, Harvey SMidCap Fund, LP, a Delaware limited partnership (“SMidCap Fund”), held 701,670 shares of common stock, par value $0.001 per share (the “Common Shares”), and held rights to acquire an additional 182,000 Common Shares, of Silicon Image, Inc., a Delaware corporation (the “Company”).  As of January 24, 2013, Harvey SMidCap Offshore Fund, Ltd., a Cayman Islands exempted company (“SMidCap Offshore Fund”), held 1,501,853 Common Shares and held rights to acquire an additional 388,600 Common Shares. As of January 24, 2013, Harvey QP, LP, a Delaware limited partnership (“Harvey QP”), held 1,171,477 Common Shares and held rights to acquire an additional 303,900 Common Shares.  Harvey Partners, LLC, a Delaware limited liability company (“Harvey Partners”), is the investment manager of SMidCap Fund, SMidCap Offshore Fund and Harvey QP, and, as such, possesses sole power to vote and direct the disposition of all securities of the Company held by SMidCap Fund, SMidCap Offshore Fund and Harvey QP. James A. Schwartz and Jeffrey C. Moskowitz, the Managing Members of Harvey Partners, share voting and investment power with respect to all securities beneficially owned by Harvey Partners.

**Based upon information set forth in the Company’s most recent Annual Report on Form 10-K, as filed with the Securities and Exchange Commission on February 26, 2013, there were 77,003,599 Common Shares outstanding as of December 31, 2012. As a result of the foregoing, for purposes of Reg. Section 240.13d-3, Harvey Partners is deemed to beneficially own 4,249,500 Common Shares, or 5.46% of the Common Shares deemed issued and outstanding as of December 31, 2012. Harvey Partners’ interest in the securities reported herein is limited to the extent of its pecuniary interest in SMidCap Fund, SMidCap Offshore Fund and Harvey QP, if any.

Item 1(a). Name Of Issuer:   Silicon Image, Inc.

Item 1(b). Address of Issuer’s Principal Executive Offices:

       1140 East Arques Avenue
       Sunnyvale, California 94085

Item 2(a). Name of Person Filing:

       Harvey Partners, LLC

Item 2(b). Address of Principal Business Office or, if None, Residence:

       135 East 57th Street, 24th Floor
       New York, New York 10022

Item 2(c). Citizenship:

       Harvey Partners, LLC is a Delaware limited liability company.

Item 2(d). Title of Class of Securities:   Common Stock, $0.001 par value per share.

Item 2(e). CUSIP No.:   82705T102

Item 3. If This Statement Is Filed Pursuant to Section 240.13d-1(b) or 240.13d-2(b) or (c), check whether the Person Filing is a:

       Not Applicable.

Item 4. Ownership:

(a)	Amount Beneficially Owned:	4,249,500*

(b)	Percent of Class:	5.46%**

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:	4,249,500*

(ii)	shared power to vote or to direct the vote:	0*

(iii)	sole power to dispose or to direct the disposition of:	4,249,500*

(iv)	shared power to dispose or to direct the disposition of:	0*

___________________________________
*As of January 24, 2013, Harvey SMidCap Fund, LP, a Delaware limited partnership (“SMidCap Fund”), held 701,670 shares of common stock, par value $0.001 per share (the “Common Shares”), and held rights to acquire an additional 182,000 Common Shares, of Silicon Image, Inc., a Delaware corporation (the “Company”).  As of January 24, 2013, Harvey SMidCap Offshore Fund, Ltd., a Cayman Islands exempted company (“SMidCap Offshore Fund”), held 1,501,853 Common Shares and held rights to acquire an additional 388,600 Common Shares. As of January 24, 2013, Harvey QP, LP, a Delaware limited partnership (“Harvey QP”), held 1,171,477 Common Shares and held rights to acquire an additional 303,900 Common Shares.  Harvey Partners, LLC, a Delaware limited liability company (“Harvey Partners”), is the investment manager of SMidCap Fund, SMidCap Offshore Fund and Harvey QP, and, as such, possesses sole power to vote and direct the disposition of all securities of the Company held by SMidCap Fund, SMidCap Offshore Fund and Harvey QP. James A. Schwartz and Jeffrey C. Moskowitz, the Managing Members of Harvey Partners, share voting and investment power with respect to all securities beneficially owned by Harvey Partners.

**Based upon information set forth in the Company’s most recent Annual Report on Form 10-K, as filed with the Securities and Exchange Commission on February 26, 2013, there were 77,003,599 Common Shares outstanding as of December 31, 2012.  As a result of the foregoing, for purposes of Reg. Section 240.13d-3, Harvey Partners is deemed to beneficially own 4,249,500 Common Shares, or 5.46% of the Common Shares deemed issued and outstanding as of December 31, 2012. Harvey Partners’ interest in the securities reported herein is limited to the extent of its pecuniary interest in SMidCap Fund, SMidCap Offshore Fund and Harvey QP, if any.

Item 5. Ownership of Five Percent or Less of a Class

       Not Applicable.

Item 6. Ownership of More Than Five Percent on Behalf of Another Person

       Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

       Not Applicable.

Item 8. Identification and Classification of Members of the Group

      Not Applicable.

Item 9. Notice of Dissolution of Group

      Not Applicable.

Item 10.  Certification

       By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 26, 2013

HARVEY PARTNERS LLC

By:	/s/ Jeffrey C. Moskowitz
Name: Jeffrey C. Moskowitz Title: Managing Member

Attention: Intentional misstatements or omissions of fact constitute
Federal criminal violations (See 18 U.S.C. 1001)